February 6, 2008



Via Edgar and Federal Express



United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Rufus Decker
Accounting Branch Chief


RE:     GreenShift Corporation
        Form 10-KSB for the fiscal year ended December 31, 2007
        Form 10-Q for the period ended September 30, 2008
        File No. 000-50469

Dear Mr. Decker:

Based on the Staff's review of the filing noted above, the Commission issued a comment letter dated November 25, 2008. The following consists of the Company's responses to the Staff's comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following.

In addition to our responses to the above Commission's comments, I acknowledge, on behalf of GreenShift Corporation, that:

1. GreenShift is responsible for the adequacy and accuracy of the disclosure in its filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

3. GreenShift Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Edward R. Carroll.
Edward R. Carroll
Chief Financial Officer

1. Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

     Response: We respectfully note your comment and will ensure that our 10-K and 10-Q filings will be amended to include all necessary disclosures. We will also include all amended disclosure in our 10-K and 10-Q future filings. With respect to supplemental responses, responses can be found after each individual comment.

2. Comment: Please revise your table so that it reconciles net loss to EBITDA. Your table appears to indicate that you intended to reconcile net loss to EBITDA but the numbers presented for both the year ended December 31, 2007 and December 31, 2006 do not agree to the financial statements beginning on page 47. Furthermore, please revise to disaggregate the material amounts included in the line item titled "Other non-recurring equity, restructuring, and consolidated (income) expense, net." Please also tell us what consideration you gave to the guidance of Item 10(e) (1) (ii) (b) of Regulation S-K.

     Response: The Company has restated the table that reconciles net loss to EBITDA as follows taking into consideration Item 10(e)(1)(ii)(b) of Regulation S-K which states that a registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. As such, we have removed the charges or gains that have occurred in the past two years as well the recurring charges or gains.

                                                                   Year Ended
                                                       ------------------------------
                                                            2007           2006
                                                       -------------   --------------

Net income ..........................................   $(24,458,938)   $(13,847,519)

Adjustments to net income (loss) from operations:
Interest expense ....................................      5,082,069       1,902,700
   Amortization of debt discount & deferred financing      4,689,896       5,283,960
   Depreciation .....................................        712,173         713,629
   Amortization of intangibles ......................      2,100,000            --

EBITDA before adjustment for non-recurring items ....    (11,874,800)     (5,947,230)

Impairment of goodwill ..............................     11,153,816            --
                                                        ------------    ------------
Adjusted EBITDA .....................................   $    720,984    $ (5,947,230)
                                                        ============    ============

3. Comment: We note that you have classified several items, which appear to be directly related to your on-going operations, outside of net loss from operations. For example, we note that you have classified goodwill impairment, amortization of intangibles, gain (loss) on equipment disposal, and loss on legal settlements as component of other income (expense), net. For each of these line items, please tell us the accounting literature you relied upon to support your classification outside of net loss from operations. Your response should also address how you considered the provisions of paragraph 43 of SFAS 142 and paragraph 25 of SFAS 144 in determining the appropriateness of your classification.

     Response: The Company will amend its Form 10-K for the year ended December 31, 2007 to reclass the goodwill impairment, amortization of intangibles, gain (loss) on equipment disposal and loss on legal settlements as separate line items in the income statement before the subtotal showing the net income (loss) from continuing operations in accordance with the paragraph 43 of SFAS 142 and paragraph 25 of SFAS 144 as follows:


    GREENSHIFT CORPORATION (F/K/A GS CLEANTECH CORPORATION) AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
                                                             12/31/07         12/31/06
                                                        -------------    -------------
Revenue .............................................   $  29,966,451    $  18,399,360
Cost of revenues ....................................      24,049,969       14,108,953
                                                        -------------    -------------
  Gross profit ......................................       5,916,482        4,290,407

Operating expenses:
   General and administrative expenses ..............       7,884,428        5,785,303
     Selling expenses ...............................       1,402,220        1,157,782
   Research and development .........................          95,243          231,785
   Impairment of goodwill ...........................      11,153,816             --
   Amortization of intangibles ......................       2,100,000             --
     Gain (loss) on equipment disposal ..............            --             30,380
     Loss on legal settlement .......................            --          1,500,000
   Stock based compensation .........................       3,060,756        2,399,401
                                                        -------------    -------------
     Total operating expenses .......................      25,696,463       11,104,651
                                                        -------------    -------------

Net income (loss) from operations ...................     (19,779,981)      (6,812,244)

Other income (expense):
   Change in fair value of derivative instruments ...       3,974,422          776,841
    Loss on disposal and impairment of investments ..        (512,732)        (436,667)
   Amortization of debt discount & deferred financing      (4,689,896)      (5,283,960)
    Gain on extinguishment of debt ..................            --            125,484
   Miscellaneous income .............................         719,728            6,189
   Other expense ....................................         (92,634)            --
   Interest expense - affiliate .....................         (55,584)        (153,250)
   Interest expense .................................      (5,026,485)     (1,749, 450)
                                                        -------------    -------------
     Total other income (expense), net ..............      (5,683,181)      (6,714,813)
                                                        -------------    -------------

Income (loss) before provision for income taxes .....     (25,463,162)     (13,529,057)

(Provision for)/benefit from income taxes ...........         (46,605)           3,848
                                                        -------------    -------------
   Income (loss) from continuing operations .........     (25,509,767)     (13,525,209)
                                                        =============    =============

Discontinued operations:
Gain from disposal of discontinued operations .......       2,481,691             --
Gain (loss) from discontinued operations ............         (13,225)         359,283
                                                        -------------    -------------
   Total discontinued operations ....................       2,468,466          359,283
                                                        =============    =============

Net income (loss) before minority interest ..........   $ (23,041,301)   $ (13,165,926)
Minority interest ...................................      (1,265,762)            --
                                                        -------------    -------------
Net loss ............................................     (24,307,063)     (13,165,926)
Preferred dividends .................................        (151,875)        (681,593)
                                                        -------------    -------------
Net income (loss) attributable to common shareholders   $ (24,458,938)   $ (13,847,519)
                                                        =============    =============

Weighted average common shares outstanding:
Basic and diluted ...................................       9,060,512         927,309

Earnings (loss) per share:

Loss from continuing operations .....................   $       (2.97)   $      (15.32)
Income (loss) from discontinued operations ..........            0.27             0.39
                                                        -------------    -------------
Net loss per share - basic and diluted ..............   $       (2.70)   $      (14.93)
                                                        =============    =============

               The notes to the Consolidated Financial Statements
                    are an integral part of these statements

4. Comment: Please disclose how you accounted for the restructuring between you and Carbonics Capital Corporation.

     Response: The Company accounted for the transfer of assets between itself and Carbonics Capital Corporation under FASB 141, "Business Combinations" paragraph D11 through D18 (Transactions Between Entities Under Common
     Control). According to paragraph D16, the financial statements of the receiving entity should report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. In accordance with paragraph D16, the Company did report its results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period in its Form 10-K filing for the year ended December 31, 2007.

     Accordingly, the Company will amend its Form 10-K for the year ended December 31, 2007 in order to revise Note 1, Restructuring as follows:

          On November 9, 2007, the Company and Carbonics Capital Corporation (the Company's former parent) completed a transfer of assets with an entity under common control of the Company, including the transfer to the Company of Carbonics' stakes in GS AgriFuels Corporation and EcoSystem Corporation. The Company assumed all of Carbonics' intercompany, affiliate related party notes payable and receivable, all trade payables, and all receivables, but did not assume Carbonics debt to YA Global Investments, LP. In exchange, the Company issued to Carbonics a promissory note in the aggregate net amount of $2,948,831 (the "Carbonics Note"). The principal and interest on the Carbonics Note, which accrues at the per annum rate of 8%, are due and payable in full on December 31, 2008.

          On December 12, 2007, Carbonics distributed all of what was then Carbonics' 80% stake in the Company on a pro-rated basis to all of Carbonics' shareholders. To accomplish the distribution, Carbonics converted 200,000 shares of Company Series D Preferred Stock into 20,800,000 shares of Company common stock, which it distributed to the minority shareholders of Carbonics, and distributed 800,000 shares of Company Series D Preferred Stock (see Note 5, Shareholders' Equity, below) to Viridis Capital, LLC, the Company's majority shareholder. Kevin Kreisler, the sole member of Viridis Capital, is the Chairman and Chief Executive Officer of the Company.

          Effective December 31, 2007, EcoSystem completed a transfer of assets with an entity under common control of the Company by transferring its stakes in GS Design, Inc. and GS Rentals, LLC to the Company in return for the reduction in the Company's note receivable from EcoSystem by $170,385 and the issuance to EcoSystem of a term note in the amount of $319,517 which note bears interest at 6% per annum and matures on December 31, 2008.

5. Comment: Please disclose any circumstances (if any) under which you could be required to redeem your convertible preferred stock for cash.

     Response: The only conditions in which the Company would be required to redeem its convertible preferred stock for cash would be in the event of a liquidation of the Company or in the event of a cash-out merger of the Company.

6. Comment: Please provide better insight into your accounting for goodwill and intangible assets by disclosing the following:

     >> The reporting unit level at which you test goodwill for impairment and your basis for that determination;

     Response: We test goodwill and intangible assets annually for impairment at the reporting level using a two step process. Our reporting units are:

     >>   GS Cleantech Corporation

     >>   GS Design, Inc.

     >>   GS AgriFuels Corporation

         Step I:

     >> Compare fair value of reporting unit with its carrying amount (accounting value).

     >> If fair value of reporting unit is greater than its carrying amount (including recorded goodwill), then no impairment and therefore there is no need to perform Step II.

     >> If the reporting unit carrying amount (including recorded goodwill) is greater than its fair value, then must complete Step II to measure the amount of impairment, if any.

         Step II:

         Measuring the amount of impairment loss

     >> The implied fair market value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination is determined.

     >> In order to determine the implied fair value of the goodwill, we value all assets.

     >> Assets subject to testing under SFAS 121 must be tested before goodwill can be tested under SFAS 142.

     >> If the carrying amount of a reporting unit goodwill exceed the implied fair value of that goodwill, then an impairment loss is recognized for an amount equal to that excess.

          We used three methods of valuation to determine impairment. The first method was book value, the second methodology was Discounted Cash Flow analysis and the third method was a combination of Discounted Cash Flow analysis and Market Multiples.

          The methods you use to determine the fair value of each reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being prepared under each method, and why management selected these methods as being the most meaningful in preparing the goodwill impairment analysis;

          Response: We relied heavily on the Discounted Cash Flow Analysis and the Market Multiple Approach. In the prior years we used the same methodology, with heavy reliance on the Discounted Cash Flow analysis and the Market Multiple Approach. The historical losses in our reporting units heavily influenced our analysis and are what triggered Step I. Given the development stage nature of our operations during the reporting period, we relied heavily on future sales rather than historical sales to forecast our sales growth. Management recast its projections in subsequent periods which, in turn caused impairment.

     >> How you weight each of the methods, if applicable, used including the basis for that weighting;

          Response: Our weighting of valuation methods was similar for both Sustainable and NextGen. Sustainable Systems cash flow projections we used to determine the purchase price relied on the ability to obtain expansion capital that would have expanded capacity to 600 tons per day from 100 tons per day. We were not able to obtain that financing on the time frame initially projected. This affected our cash flow projections and since the asset and book value did not change our analysis were weighted towards a Discounted Cash Flow Approach.

          NextGen's original purchase price was determined by assuming that (NextGen) would be able to sell biodiesel equipment to a then-rapidly growing biodiesel market. This market has increased dramatically in size the last 3 years. About 6 months after the acquisition commodity prices increased to the point where making biodiesel for many potential clients was no longer as profitable as it once was. Therefore, our valuation analysis put additional weight towards the Discounted Cash Flow Analysis and the Market Multiple Approach since both were used in the original purchase price. Book Value we felt had little bearing on the impairment at the time.

     >> A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonable likely changes;

          Response: For Sustainable Systems, we assumed that the expansion would be completed by January 2009, with a phased production plan from 300 tons per day at the completion of construction to 600 tons per day by 2011. We assumed an operating margin and a net margin of 18% and 22% respectively throughout the forecast period. For NextGen Fuel we assumed a net income margin of about 20%.

     >> If applicable, how did the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes; and

          Response: The Company's assumptions changed with changing market conditions that resulted in downward adjustment to our forecasts. Our valuation methodologies did not change as we have emphasized the Discounted Cash Flow Approach.

     >>   Your  segment  information   provided  indicated  that  you  have  had
          recurring losses in each segment. Please clearly disclose your consideration of these actual recurring losses in your impairment tests.

          Response: Each of NextGen and Sustainable was purchased with the intent to expand each business line through additional sales in the case with NextGen and through the financing and construction of expanded production capability in the case of Sustainable. Changed market conditions after each acquisition resulted in downward adjustment to our forecasts.

7. Comment: Please provide the disclosures required by paragraphs 44 and 45 of SFAS 142, including the amount of recorded goodwill by segment.

         Response:

          Please be advised that the Company did not acquire any intangible assets subject to amortization in the year ended December 31, 2007. Thus the requirements under paragraph 44 are not applicable. In regards to paragraph 45C which states that changes in the carrying amount of goodwill during the period must be reported, the Company will amend Note 9, Goodwill and Intangible Assets in its Form 10-K for the year ended December 31, 2007 to more fully comply with the requirements of paragraphs 44 and 45 as follows:

               The Company reviews its goodwill annually at December 31 each year for possible impairment and more frequently if events or changes in circumstances indicate goodwill might be impaired. The fair value of the Company's reporting units is analyzed using a discounted cash flow valuation approach. The discounted cash flow calculation is made utilizing various assumptions and estimates regarding future revenues and expenses, cash flow and discount rates. The assumptions used are sometimes significantly different than historical results due to the Company's current business initiatives. If the Company fails to achieve results in line with the assumptions used, intangible assets may be impaired. Possible impairment may exist if the fair value computed using the discounted cash flow valuation approach is lower than the carrying amount of the reporting unit (including goodwill). Further analysis would be required if possible impairment exists by comparing the implied fair value of the reporting unit, which is the excess of the fair value of the reporting unit over amounts assigned to the reporting unit's assets and liabilities, to the carrying amount of goodwill. If the carrying amount of the reporting unit's goodwill is greater than the implied fair value, an impairment loss equal to the difference would be recorded and goodwill would be written down.

               As a result of our annual assessment of goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" the Company has concluded that an impairment of its goodwill exists. The Company's results include a non-cash pre-tax goodwill impairment charge of $11,153,816. This impairment results from the Company's year-end analysis of goodwill for its NextGen Fuel, Inc. and its Sustainable Systems LLC subsidiaries, which demonstrated goodwill impairment of $5,453,816 million and $5,700,000 million, respectively.

               On October 31, 2006, the Company's subsidiary, GS AgriFuels completed the acquisition of NextGen Fuel, Inc. Cash in the amount of $17,000,000 was paid for the acquisition of NextGen Fuel with an additional $4,204,437 in seller holdback. The fair value of the net assets acquired was $1,050,621 with the excess purchase price of $20,153,816 to be allocated to intangible assets. GS AgriFuels allocated $14,700,000 to energy technology intangibles, and recorded $5,453,816 in goodwill at the time of the NextGen closing. For the year ended December 31, 2007, the Company tested for impairment of the goodwill related to NextGen Fuel, Inc. Based on management's evaluation, the carrying value of goodwill related to NextGen Fuel, Inc. exceeded the implied fair value. Based on management's assessment, as of December 31, 2007, the Company recorded $5,453,816 in impairment to goodwill.

               On September 13, 2006, GS AgriFuels entered into a financing agreement with Sustainable Systems, LLC whereby AgriFuels would invest a total of $3,000,000 into the company for a 15% stake in the company. As of March 6, 2007, we had acquired an approximately 15% interest through advances of $2,000,000, accounted for under the cost method.

               On March 6, 2007, GS AgriFuels completed the acquisition of the remaining approximately 85% of the outstanding capital stock of Sustainable Systems, Inc. The total negotiated purchase price was $12,657,093, to be paid as follows: $100,000 in a short term note payable, notes payable issued to the sellers for $1,900,000, two convertible debenture issued to the sellers totaling $7,104,018, and $3,553,075 in GS AgriFuels' common stock at an agreed upon fair value of $4.50 per share. The $1.9 million note is due upon the completion and commissioning of Sustainable's current plant expansion. The two $3.55 million debentures are due on the first anniversary of the closing and the second anniversary of the closing, respectively. The excess of the purchase price over the net liabilities acquired has been recorded as Goodwill in the amount of $13,158,877 as of September 30, 2007.

               In April of 2007, the Company's subsidiary, GS EnviroServices acquired certain assets of the Remedial Construction Group of Vertex Environmental Services. The excess purchase price over the fair value of the net assets acquired was $0.4 million which was recorded as goodwill. The assets were consolidated into the Enviro-Safe Corporation division. For the year end December 31, 2007, the Company retained a third party to test for impairment of the Company's goodwill. Based on the discounted future earnings method utilized, the implied fair value of goodwill exceeds the reported value. Therefore, as of December 31, 2007, the Company did not record impairment to goodwill.

               The Company's intangible assets at December 31, 2007 include the following:

                           Patent                             $           50,000
                           Permits                                       216,500
                           Energy technology                          14,700,000
                           Accumulated amortization                  (2,512,207)
                           Intangible assets, net             $        2,454,293
                                                              ==================

               Amortization of intangible assets was $2,114,114 and $370,826 for the twelve months ended December 31, 2007 and 2006 respectively. Estimated amortization expense for future years is as follows:

                           2008                               $        2,114,119
                           2009                                        2,114,119
                           2010                                        2,114,119
                           2011                                        2,114,119
                           2012                                        2,114,119
                           Thereafter                                  1,883,698
                           Total                              $       12,454,293
                                                              ==================

               The changes in the carrying amount of goodwill during the twelve months ended December 31, 2007 are as follows:

                              Balance at          Goodwill       Impairment/           Balance at
                         January 1, 2007       Acquisition     Loss in 2007     December 31, 2007
                          ------------------------------------------------------------------------
GS Design Services               905,579                --               --               905,579
NextGen Fuel                   5,453,816                --       (5,453,816)                   --
Sustainable Systems                   --        13,158,877       (5,700,000)            7,458,877
GS EnviroServices              4,431,319                --               --             4,431,319
                          --------------    ---------------   ---------------    ------------------

Total                         10,790,714       13,158,877      (11,153,816)           12,795,775

8. Comment: Please disclose the facts and circumstances which led to the impairment of goodwill associated with NextGen and Sustainable Systems. To the extent that you recognized additional goodwill impairment charges in the future, please include the disclosures required by paragraph 47 of SFAS
     142. In light of the goodwill impairment charges in the future, please also tell us what consideration you gave as to whether the other intangible assets recorded in the acquisition of NextGen could also be impaired, specifically the energy technology intangibles.

     Response: In accordance with SFAS 142 paragraph 47, the Company tests its business segments for impairment annually on December 31 of each year. At December 31, 2007, the Company tested impairment by analyzing each reporting unit, book value, and Discounted Cash Flow as well as using a Market Multiple Approach. It was determined that within 12 months of the acquisitions of both Sustainable Systems and NextGen Fuels that both assets were impaired. The Company's determination was based on the fact that both Sustainable Systems and NextGen Fuels did not meet their expected budgets. This was due to changed market conditions after each acquisition.

     The facts and circumstances surrounding the impairment of Sustainable Systems the fact that the expansion of this facility was not completed as planned. The Company had hoped to immediately finance the expansion of the facility from 100 tons per day to 600 tons per day. Soon after the acquisition, the Company invested $2 million to expand the project and planned to finance the remaining 75%. However, the Company was unable to secure financing prior to the credit meltdown in September of 2007. As of today, the Company has not been able to secure financing for the facility. Without the ability to crush seed at higher volumes and yields, this facility lacks the capacity to satisfy its projections and is therefore impaired. The other factor that has caused the division to miss projections is the increase in seed prices and price decreases in the commodity markets into which this facility sells its products. With the increase in seed prices across the board, the division's ability to remain profitable was affected.

     The facts and circumstances surrounding the impairment of NextGen involve not realizing forecasted sales targets that the Company had based its acquisition assumptions on. This is in part was a result of two factors that were outside of the control of the Company. The first is the state of the overall biodiesel market. Over the last 12 months, vegetable oil prices have increased dramatically resulting in the shutdown of the majority of the industry-wide biodiesel production capacity. The second factor is that new facilities cannot be built without access to capital. Since September of 2007, the credit markets have tightened causing many projects to be put on hold or canceled outright.

     The amount of impairment for Sustainable Systems was $5,700,000. The Company's method of determining this impairment was to use a Discounted
     Cash Flow Approach as well as a Market Multiple Approach. The amount of impairment for NextGen was $5,453,816. The Company's method of determining this impairment was to use a Discounted Cash Flow Approach as well as a Market Multiple Approach. In both cases, the Company did not put much weight in the Book Value Approach since most of the value during the purchase was heavily weighted towards futures sales and earnings and the Book Value was not reflected in the original purchase price.

9.   Comment:   Please   disclose  when  you  expect  the  assets   recorded  in
     construction in progress to be available for use.

     Response: The Company will amend Note 10, Property and Equipment on Form 10-K for the year ended December 31, 2007 to include the estimated completion times for assets recorded in construction in progress as follows:

     Property, plant and equipment consisted of the following at December 31, 2007:

        Land and building                                           $  2,066,904
        Furniture and fixtures                                           107,687
        Machinery and equipment                                        1,905,910
        Vehicles                                                       1,069,337
        Processing equipment                                           1,285,584
        Leasehold improvements                                           393,276
                                                               -----------------
        Sub-total                                                      7,081,748
        Less accumulated depreciation                                (1,533,108)
                                                               -----------------
        Total                                                      $   5,548,640
                                                               =================

     For the year ended December 31, 2007, total construction in progress was $4,844,913. Of this amount, $1,900,864 was related to the Company's corn oil extraction systems that are currently being installed and are not yet in service. The remaining $2,944,049 is related to the expansion in progress at Sustainable Systems' oilseed crush facility.


     Depreciation charged to operations was $712,173 and $713,629 for the years ended December 31, 2007 and 2006, respectively.

     During the year ended December 31, 2007, the Company commissioned the corn oil extraction system in Oshkosh, Wisconsin. This system was commissioned in April 2007. As of December 31, 2007, the total amount invested into the system including system upgrades was $1,285,584. Pursuant to SFAS No. 143, Accounting for Asset Retirement Obligations, as interpreted by FIN 47,
     Accounting for Conditional Asset Retirement Obligations. The Company recognized the fair value of the asset retirement obligation for the removal or abandonment of systems in the amount of $60,439. The present value of the estimated asset retirement costs has been capitalized as part of the carrying amount of the related long-lived assets. The liability has been accreted to its present value at December 31, 2007. The Company evaluated the Oshkosh system and has determined a range of abandonment dates between December 2017 and December 2018. The total estimated cost to dispose of this asset when its useful life has expired has been estimated as $63,000. This obligation will be accreted over ten years with a discount rate of 10%. Accretion expense for the year ended December 31, 2007 was $107.

     Depreciation charged to operations was $712,173 and $713,629 for the years ended December 31, 2007 and 2006, respectively.

     The estimated completion times for assets recorded in construction in progress are as follows:

Location                                                     Current Status
-------------------------------------------------------------------------------
Oshkosh, Wisconsin                                                 Operational
Medina, New York                                                 February 2008
Marion, Indiana                                                 September 2008
Riga, Michigan                                                   December 2008
Albion, Michigan                                                 February 2009
Richardton, North Dakota                                               Q2 2009
Lakota, Iowa                                                           Q2 2009
Fulton, New York                                                       Q2 2009
Milton, Wisconsin                                                      Q2 2009
Adams, Nebraska                                                        Q2 2009
Culbertson, Montana (expansion of existing plant)                      Q4 2009

10. Comment: Please disclose the specific terms of the most stringent and/or material debt covenants in any of your debt agreements. Please include a tabular presentation of any significant required ratios as well as your actual ratios as of each reporting date. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

     Response: The information requested in the above comment is as follows:

                                        Loan                 Loan                         Expiration
Lender                                  Type               Amount             Rate              Date
----------------------------------------------------------------------------------------------------
Citizens Bank
Biofuels Industries Group, LLC     Revolving         $  1,750,000     Libor + 2.25%    July 31, 2015
Biofuels Industries Group, LLC     Equipment            1,671,250     Libor + 2.25%    July 31, 2015
Biofuels Industries Group, LLC          Note            7,080,000     Libor + 2.25%    June 30, 2013

Debt service coverage ratio:  1.1 to 1.0
Liabilities/net worth leverage ratio:  5.0 to 1.0
Frequency:  quarterly

YA Global Investments ("YAGI")
GS COES (Yorkville I), LLC Line of credit              $10,000,000                20%     August 31, 2009
GreenShift                          Debenture            2,084,986                10%   December 31, 2011
GreenShift                          Debenture            2,789,278                10%   December 31, 2011
GreenShift                          Debenture            1,224,063                10%   December 31, 2011
GreenShift                          Debenture              336,015                10%   December 31, 2011
GreenShift                      Note discount            (508,264)
GS AgriFuels                        Debenture           12,860,000                10%   December 31, 2011
GS AgriFuels                        Debenture            5,500,000                10%   December 31, 2011
GS AgriFuels                        Debenture            1,949,631                10%   December 31, 2011
GS AgriFuels                    Note discount            (333,490)

     Each COES system should  produce no less than  1,250,000  gallons per year.
     Borrower should have installed no less than seven COES systems in addition to the Utica system by September 3, 2008. Commencing July 2008, the Company should supply monthly EBITDA and CAPEX calculations that should not vary from the projections by more than 10%.

     Payment of all obligations with respect to the loans and the debentures noted above has been guaranteed by the Company, by its Chairman, Kevin
     Kreisler and by his holding company Viridis Capital, LLC, and by all of the subsidiaries of the Company. GS COES (Yorkville I), LLC and each guarantor has pledged all of its assets to secure repayment of the Loans and the Debentures.

First Community Bank
Sustainable Systems, LLC               Note             $   681,806               6.5%    August 15, 2015

American State Bank
Sustainable Systems, LLC     Line of credit             $    89,000             10.25%  September 30, 2008**

     Default rate will be 3% above the note rate of 10.25% The Line shall bear interest at a rate of 10.25% which is due monthly. The default rate shall be 3% over the note rate. The Line matured on September 1, 2008. The funds will be advanced on a borrowing base certificate as follows: (1) 75% of receivables less than 60 days; (2) 55% of contracted seed price in the house; (3) 75% of oil price as contracted for in the house; and (4) 75% of meal inventory value.

     Covenants - Proceeds to be used to finance crop purchases only; subject to lockbox agreement; need written consent of lender to borrow from another source, not promptly pay growers, make capital expenditures in excess of $20K, must maintain hazard and general liability insurance of $3M plus coverage on collateral; for change in ownership or organizational structure and distributions to shareholders; must submit monthly financial statements and audited statements plus Borrowing Base Certificates based on 75% of AR of less than 60 days of age and 55% on seed inventories and 75% on oil/meal inventories. **Note was paid off in full on October 6, 2008

11. Comment: Please revise to disclose whether you believe the resolution of any of the legal proceedings or other matters described in your financial statements will have a material adverse affect on your financial position, operating results, or cash flows. Please also revise your discussion of the LeBlanc matter to provide the disclosures required by paragraphs 9 and 10 of SFAS 5. These disclosures should include the amount accrued. If no amounts have been accrued, tell us how you determined this was appropriate given the guidance of paragraph 8 of SFAS 5.

     Response: Paragraph 8 of SFAS 5 states that an estimated loss from a loss contingency shall be accrued by a charge to income if the information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired or if the amount of loss can be reasonably estimated. After consultation with counsel, the Company elected not to accrue any amounts associated with the LeBlanc matter. Management does not believe this matter will have a material impact on the Company's financial position, results of operations and cash flows either now or in the future.

12. Comment: Please address the above comments in your interim filings as well.

     Response: We respectfully note your comment and will ensure that our 10-K and 10-Q filings will be amended to include all necessary disclosures. We will also include all amended disclosure in our 10-K and 10-Q future filings.

13. Comment: Please disclose the nature of the line item described as excess purchase price of net assets acquired. If this is related to a business combination pursuant to SFAS 141, please help us understand why this amount was not included in your purchase price allocations.

     Response: The Company will amend Note 22, Acquisition on Form 10-Q for the nine months ended September 30, 2008 as follows:

          Effective May 15, 2008, the Company and Biofuel Industries Group, LLC (d/b/a NextDiesel(TM)) ("BIG") entered into an Exchange Agreement pursuant to which the Company exchanged 20,000,000 common shares and 20,000 preferred shares in return for 100% of the equity of BIG subject to the redemption by BIG of BIG's "Class A Membership Units". The Class A Membership Units may be redeemed in exchange for a total of $9 million preferred equity interest with a 12% coupon commencing January 30, 2009 at a rate equal to 30% of BIG's net cash flows (after all operating costs and regular debt payments have been paid) (the "Class A Redemption"). The $9 million preferred equity interest is mandatorily redeemable if it is not paid on or before the twentieth anniversary of closing and is classified as a liability under the provisions of SFAS No. 150. The excess of the purchase price over the net assets has been recorded as excess purchase price of net assets acquired in the amount of $13,159,626 until the identifiable intangibles can be valued. In connection with the acquisition, the Company paid an excess purchase price over net assets acquired of $6,516,992. The Company is in the process of obtaining a third-party valuation of certain assets and liabilities, including acquired intangible assets and finalizing its own internal assessment of the purchase price allocation. Thus, the preliminary allocation of purchase price will change, and such change could be material. The Company anticipates completing the purchase price allocation and reporting such in its Form 10K for the fiscal year ending December 31, 2008 as required by SFAS 141 regarding business combinations.

14. Comment: Please show us how you will revise your filing to include the disclosures required by paragraphs 32-35 of SFAS 157, which was effective for your fiscal year beginning January 1, 2008 (and interim periods within that fiscal year.

     Response: The Company will amend its Form 10Q for the period ending September 30, 2008 to include the following paragraph:

          Fair Value Measurements

          The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Under FASB Statement No. 157, a framework was established for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The Company measured the fair value of the preferred equity interest outstanding at September 30, 2008 since the number of common shares issuable under the Company's Series E convertible preferred stock was indeterminable during the nine months then ended. The value at September 30, 2008 was determined to be $9,000,000, measured using significant unobservable inputs (Level 3) using the present value of the shares based on the average fair market value of the Company's stock for the three days before and after the acquisition date.

15. Comment: Please disclose your basis for capitalizing these overhead costs, including the accounting literature you relied upon to support your treatment.

     Response: The AICPA's Accounting Standards Executive Committee (AcSEC) has issued a proposed SOP that covers the accounting for costs incurred for the various stages of any PP&E project. At the same time the FASB has issued a proposed Statement that will amend several APB Opinions and FASB Statements to integrate the guidance in those Opinions and Statements with the proposed SOP.

     Normally, the FASB would have handled the project itself, but it decided that AcSEC could do a better job in less time in developing the accounting for this specific area that affects many companies. The SOP covers the accounting for PP&E costs that are classified into four stages: o preliminary,

     o    preacquisition,

     o    acquisition or construction, and

     o    in-service.

     The proposed SOP defines the activities within each stage and provides guidance on the accounting for the costs related to each stage.

     Accounting for Costs Incurred in the Acquisition-or-Construction Stage

     Costs related to PP&E that are incurred during the acquisition-or-construction stage should be capitalized if the costs are directly identifiable with the specific PP&E or the costs meet certain other requirements. Directly identifiable costs include only:

     o Incremental direct costs of acquiring, constructing, or installing the PP&E incurred in transactions with independent third parties for the specific PP&E.

     o Certain costs performed by the entity or related parties for the acquisition, construction or installation of the specific PP&E and costs directly related to preproduction test runs of PP&E that are necessary to get the PP&E ready for its intended use. Those costs include:

     o    Direct payroll related costs as defined above;

     o Depreciation and related direct costs of machinery and equipment used directly in the construction or installation of PP&E and

     o Inventory, including spare parts, used directly in the construction or installation of PP&E.

     General and administrative costs and overhead costs should be charged to expense as incurred whether incurred internally or incurred by another enterprise on behalf of the entity.

     When PP&E is substantially complete and ready for its intended use, all expenses associated with the PP&E should be recognized in operations as they accrue.

     The Company capitalizes direct expenses associated with the construction of its facilities. During the period ended September 30, 2008, this included the following:

         Labor                                                         $       1,550,112
         Performance compensation (stock-based)                                1,368,590
         Travel and commissioning expenses                                       520,542
         Insurance                                                               195,169
         Performance testing                                                     128,578
                                                                       -----------------
         Total                                                         $       3,762,992

16.  Comment:  Please provide the  disclosures  required by paragraph 47 of SFAS
     144. Please also help us understand why there was not gain or loss recorded in discontinued operations related to the sale of GS EnviroServices in January 2008.

     Response: The Company believes that it complied with paragraph 47 of SFAS 144 which states that a registrant must disclose in the notes to the financial statements information in regards to a long-lived asset that has been sold, in that the Company disclosed the $1,662,600 loss on disposition of asset for the three months ended March 31, 2008 and an additional loss of $1,077,134 in its Form 10Q filing for the six months ended June 30, 2008. The asset in question was reported under the environmental services segment of the Company.

17. Comment: Please disclose how you accounted for the restructuring of your convertible debentures as described on page 17 and tell us the accounting literature you relied upon to support your treatment.

     Response: When the Company restructured the convertible debentures, the outstanding balances owed on the debentures as well as all the accrued interest were rolled into the new debentures. The restructuring does scope out of SFAS 15 "Accounting by Debtors and Creditors for Troubled Restructuring" due to many factors: there was no concession by the creditor; the face amount of the note was not reduced; the Company did not transfer any receivables or other assets from third parties to the creditor in order to fully or partially reduce the debt; the interest rate of the debt was not modified nor was the accrued interest reduced. After we considered if there was a significant modifications of terms under EITF 96-19 "Debtor's Accounting for a Modification or Exchange of Debt Instruments", based on our analysis, no significant modification of terms occurred.

18. Comment: Please also disclose what consideration you gave as to whether the conversion features of the Candent Note and Series D Preferred Stock also needed to be accounted for separately pursuant to SFAS 133 EITF 00-19.

     Response: The Company will amend its Form 10Q Note 13 Debt and Purchase Obligations, Other Convertible Debentures for the period ending September 30, 2008 to reflect the absence of any underlying derivatives that would be applicable under the guidance of SFAS 13 or EITF 00-19 as follows:

          As of  September  30,  2008,  the  Company  owed  Candent  Corporation
          $757,853 (the "Candent Note"). All of the issued and outstanding capital stock held by Candent is in trust for the benefit of a relative of the Company's chairman. The note payable to Candent shall bear interest at a rate of 10% per year and matures November 8, 2010.

     The Company will amend its Form 10Q Note 23 Subsequent Events for the period ending September 30, 2008 as follows:

          The Candent Debenture was acquired on October 1, 2008 by Minority Interest Fund (II), LLC, at which time its terms were amended to provide for conversion into Company common stock at a conversion price equal to the lesser of (a) $1.25 per share or (b) 90% of the lowest daily volume weighted average price for the twenty trading days preceding conversion. These terms apply to the new holder of the debenture which is not a subsidiary of the Company.

          SFAS 133 sets forth the requirements for determination of whether a financial instrument contains an embedded derivative that must be bifurcated from the host contract, therefore the Company evaluated whether the conversion feature for Series D Preferred Stock would require such treatment; one of the exceptions to bifurcation of the embedded conversion feature is that the conversion feature as a standalone instrument would be classified in stockholders' equity. Management has determined that the conversion option would not be classified as a liability as a standalone instrument, therefore it meets the exception for bifurcation of the embedded derivative under SFAS 133. EITF 00-19 addresses whether an instrument that is not under the scope of SFAS 150 would be classified as liability or equity; one of the factors that would require liability classification is if the Company does not have sufficient authorized shares to effect the conversion. If a company could be required to obtain shareholder approval to increase the company's authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. The Series D Preferred Stock is owned by an entity controlled by Kevin Kreisler, the Chairman of GreenShift. If all the Series D shares were converted and exceeded the number of authorized common shares, there would be no contingent factors or events that a third party could bring up that would prevent Mr. Kreisler from authorizing the additional shares. As Mr. Kreisler is the majority shareholder, there would be no need to have to go to anyone outside the Company for approval. As a result, the share settlement is controlled by the Company and with EITF 00-19. The Company assessed all other factors in EITF 00-19 to determine how the conversion feature would be classified. .


19. Comment: Please provide all of the disclosure required by paragraph 58 of SFAS 1412 pertaining to your acquisition of Biofuel Industries Group, LLC.

     Response: This information was filed in the amended Form 8K filed by the Company on December 19, 2008.

20. Comment: Please tell us how you considered the provisions of Rule 8-04 of Regulation S-X in determining whether to provide audited financial statements for Biofuel Industries Group, LLC and corresponding pro forma financial information in Form 8-K.

     Response: This information was filed in the amended Form 8K filed by the Company on December 19, 2008.

21. Comment: You state that you expect that your current and currently committed sources of revenue will be sufficient to meet your debt service, operation and other regular cash needs during 2008 and beyond. On page 9, you disclose the factors that raise substantial doubt about your ability to continue as a going concern. Please address these factors listed on page 9 as well as your recurring recorded losses from operations in your liquidity and capital resources discussion to further explain your justification for stating that your should be able to meet your debt service, operational and other regular cash needs during 2008 and beyond. Please also expand your disclosures to clearly identify your expected sources and uses of cash from period to period as well as any significant changes in these sources and uses from period to period and the impact of these changes on your liquidity and capital resources. For example, you should clearly state the amounts of borrowings available under any debt agreements. We urge you to more clearly disclose how you determined that these sources will continue to be sufficient to meet your needs.

     Response: The Company produced about $1.3 million in cash from operating activities and another $5.7 million in net cash was provided from financing activities during the first six months of 2008. The disclosures provided in the Company's Form 10K for the fiscal year ended December 31, 2007 were made with these sources in mind. A discussion of the Company's debt service, operating and regular cash needs is provided on pages 41-43 said report.

     The Company will amend its liquidity and capital resources section in its Form 10Q for the period ending September 30, 2008 as follows:

                  "LIQUIDITY AND CAPITAL RESOURCES"

     Consolidated Cash Balances

     As of September 30, 2008, we had a cash balance of $541,183, down from a balance of $737,301 at September 30, 2007. This net cash is summarized below and discussed in more detail in the subsequent sub-sections:

>>       Operating Activities            $4,120,528 of net cash provided by operating  activities  primarily  deriving from sales of equipment and technology and from biofuel sales.

>>       Investing Activities            $10,379,875 of net cash used in investing  activities  mainly for the construction of our corn oil  extraction  facilities  and the  purchase  of  equipment  for our biodiesel facility.

>>       Financing Activities            $6,313,537 of net cash provided by financing activities.

     Current and Prior Year Activity

     Our primary source of liquidity is cash generated from operations and proceeds from issuance of debt and common stock. For the nine months ended September 30, 2008, net cash provided by our operating activities was $4,120,528 as compared to the net cash provided by our operating activities of $90,914 for the nine months ended September 30, 2007.

     Our financial position and liquidity are, and will be, influenced by a variety of factors, including our ability to generate cash flows from operations; the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and, our capital expenditure requirements, which consist primarily of facility construction and the purchase of equipment.

     The Company's capital resources are impacted by changes in accounts receivable as a result of revenue fluctuations, economic trends, and collection activities. At September 30, 2008, accounts receivable, net of allowance for doubtful accounts, totaled $705,200 and inventories totaled $2,314,498. Accounts payable and accrued expenses totaled $13,851,984.

     For the nine months ended September 30, 2008, we used $10,379,875 in investing activities as compared to $2,112,735 used in investing activities for the nine months ended September 30, 2007, and financing activities provided $6,313,537 in cash as compared to $1,120,521 in cash used by financing activities during September 30, 2007.

     The Company had a working capital deficit of $56,299,852 at September 30, 2008, which includes a number of obligations that are either payable in equity or are otherwise not currently payable in cash including $12,983,455 in purchase obligations, $11,977,824 in convertible debt, $1,572,068 in related party debt, and $5,376,465 in accrued interest on convertible debt. Despite their classification as current liabilities, $3,979,437 of the purchase obligations, to the extent due, are tied to the earnings of the Company's equipment sales business and can only be serviced after the Company's senior secured debt has been serviced. Another $9,004,018 in equity-based purchase obligations are disputed and are expected to be restructured or eliminated in the fourth quarter 2008. The Company's working capital deficit net of all of the above amounts is $24,390,040. About $10,000,000 of this amount is related to line of credit borrowings and $13,851,984 is related to accounts payable and accrued expenses.

     Net loss attributable to common shareholders for the nine months ended September 30, 2008, was $12,862,259 as compared to a loss of $6,796,246 from the same period in 2007. After accounting for the non-recurring loss realized on disposal of an investment, our Other Income (Expense) for the three months ended September 30, 2008 was about $2,648,000, or about $10,592,000 on an annualized basis. Most of this amount is attributable to recurring non-cash items such as amortization (about $6,270,000 per year) and interest accruals (about $4,700,000 per year on an annualized basis), and about $460,000 per year corresponds to interest paid on an ongoing annualized basis in cash.

     Management expects to service interest payable in cash, as well as its ongoing regular cash needs from operating cash flows produced by each of the Company's segments as well as borrowings under the Company's various revolving credit facilities.

     Expected Activity Moving Forward

     We intend to fund our principal liquidity and capital resource requirements through cash provided by operations, borrowings under our current credit agreement, and new financing activities. Notably, but for the cash needs associated with our construction projects, Management expects that its current and currently committed sources of revenue will be sufficient to meet the Company's debt service, operational and other regular cash needs during 2008 and beyond.

     Cash Flows Provided By Operating Activities

     Among our current and known sources of operating cash flows are our four existing corn oil extraction facilities and our biodiesel facility in Adrian, Michigan. Notwithstanding any contributions to our cash flows from our equipment or culinary oil sales, or from refining and selling conventional waste fat derived biodiesel, refining the oil extracted by five extraction facilities into biodiesel is expected to provide sufficient cash to cover all of our regular debt service and operational needs for the foreseeable future.

     Cash Flows Provided By Financing Activities

     At the present time, the Company's existing sources of financing include its $10 million revolving credit facility, the proceeds of which were used for the construction of the Company's corn oil extraction facilities and general working capital purposes related to those efforts, its $1,750,000 working capital line of credit, the proceeds of which are to be used for the purchase of raw materials for the Company's biodiesel production facility, and its $1,688,500 term loan, the proceeds of which are to be used for the purchase and installation of equipment at the Company's biodiesel production facility.

     We require significant new equity and debt financing to accelerate the completion of our contracted corn oil extraction, biodiesel production and oilseed crush projects. We expect to complete additional financing for this purpose during the fourth quarter 2008.

     We are also evaluating various opportunities to restructure our convertible debt in favor of traditional, non-convertible long term debt. We do not know at this time if the necessary funds can be obtained or on what terms they may be available.